SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

HILAND PARTNERS, LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
431291 10 3
(CUSIP Number)
Matthew S. Harrison
Hiland Partners, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701
Tel: (580) 242-6040
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 15, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	431291 10 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hiland Holdings GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,321,471 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,321,471 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,321,471 Common Units(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

37.0% (2)

14	TYPE OF REPORTING PERSON*

PN — Limited Partnership
* SEE INSTRUCTIONS
(1) Hiland Holdings GP, LP is the direct beneficial owner of these Common Units. See Item 3.
(2) Excludes 3,060,000 Subordinated Units, which are not registered under the Exchange Act but are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-119908), incorporated herein by reference.

CUSIP No.	431291 10 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hiland Partners GP Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,321,471 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,321,471 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,321,471 Common Units(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

37.0% (2)

14	TYPE OF REPORTING PERSON*

OO — Limited Liability Company
* SEE INSTRUCTIONS
(1) Hiland Holdings GP, LP is the direct beneficial owner of these Common Units. See Item 3.
(2) Excludes 3,060,000 Subordinated Units, which are not registered under the Exchange Act but are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-119908), incorporated herein by reference.

CUSIP No.	431291 10 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HH GP Holding, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,321,471 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,321,471 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,321,471 Common Units(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

37.0% (2)

14	TYPE OF REPORTING PERSON*

OO — Limited Liability Company
* SEE INSTRUCTIONS
(1) Hiland Holdings GP, LP is the direct beneficial owner of these Common Units. See Item 3.
(2) Excludes 3,060,000 Subordinated Units, which are not registered under the Exchange Act but are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-119908), incorporated herein by reference.

CUSIP No.	431291 10 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harold Hamm

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,321,471 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,321,471 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,321,471 Common Units(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

37.0% (2)

14	TYPE OF REPORTING PERSON*

IN
* SEE INSTRUCTIONS
(1) Hiland Holdings GP, LP is the direct beneficial owner of these Common Units. See Item 3.
(2) Excludes 3,060,000 Subordinated Units, which are not registered under the Exchange Act but are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-119908), incorporated herein by reference.

CUSIP No.	431291 10 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph L. Griffin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,807 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,807 Common Units

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,807 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

Less than 0.1%

14	TYPE OF REPORTING PERSON*

IN
* SEE INSTRUCTIONS

CUSIP No.	431291 10 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew S. Harrison

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		2,500 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,500 Common Units

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

Less than 0.1%

14	TYPE OF REPORTING PERSON*

IN
* SEE INSTRUCTIONS

EXPLANATORY NOTE
     This statement on Schedule 13D (this “Schedule 13D”), among other things, amends and supplements (i) the Schedule 13D originally filed by Hiland Holdings GP, LP (“Holdings”), Hiland Partners GP Holdings, LLC (“Holdings GP”), HH GP Holding, LLC (“HH GP Holding”) and Harold Hamm on May 16, 2008, as amended by Amendment No. 1 thereto on January 15, 2009 (the “Holdings Schedule 13D”), relating to the common units (the “Common Units”) representing limited partner interests of Hiland Partners, LP (the “Issuer”). Unless set forth below, all previous Items of the Holdings Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Holdings Schedule 13D.
     On January 15, 2009, Mr. Hamm delivered a letter to the board of directors (the “Board”) of Hiland Partners GP, LLC, the general partner of the Issuer (“Hiland GP”), setting forth a proposal by which Mr. Hamm, together with HH GP Holding, Bert Mackie, the trustee of the Harold Hamm DST Trust and the Harold Hamm HJ Trust (together, the “Trusts”), Joseph L. Griffin, Chief Executive Officer, President and Director of each of Holdings GP and Hiland GP, and Matthew S. Harrison, Chief Financial Officer, Vice President-Finance and Secretary of each of Holdings GP and Hiland GP (together with Mr. Hamm, HH GP Holding and Messrs. Mackie and Griffin, the “Proposing Persons”), would acquire all of the outstanding Common Units of the Issuer that are not owned by Mr. Hamm’s affiliates, Messrs. Griffin or Harrison at a cash purchase price of $9.50 per Common Unit.
     As a result of such proposal, Mr. Hamm, HH GP Holding, Holdings GP, Holdings and Messrs. Griffin and Harrison (collectively, the “Reporting Persons”) may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, the Reporting Persons may be deemed to beneficially own any Common Units of the Issuer that may be beneficially owned by such other persons.
Item 1. Security and Issuer.
This Item 1 shall be deemed to amend and restate Item 1 of the Holdings Schedule 13D in its entirety:
     This Schedule 13D relates to Common Units representing limited partner interests of Hiland Partners, LP. The principal executive offices of the Issuer are located at 205 West Maple, Suite 1100, Enid, Oklahoma 73701.
Item 2. Identity and Background.
This Item 2 shall be deemed to amend and restate Item 2 of each of the Holdings Schedule 13D in its entirety:
(a)-(c)	(i)	Hiland Holdings GP, LP, a Delaware limited partnership with its principal office located at 205 West Maple, Suite 1100, Enid, Oklahoma 73701, is principally engaged in the business of holding common and subordinated units of the Issuer and indirectly serving as the general partner of the Issuer.

(ii)	Hiland Partners GP Holdings, LLC, a Delaware limited liability company with its principal office located at 205 West Maple, Suite 1100, Enid, Oklahoma 73701, is principally engaged in the business of serving as the general partner of Holdings.

(iii)	HH GP Holding, LLC, a Delaware limited liability company with its principal office located at 205 West Maple, Suite 1100, Enid, Oklahoma 73701, owns 100% of the membership interest in Holdings GP and is principally engaged in the business of serving as the sole member of Holdings GP.

(iv)	Harold Hamm 302 North Independence Enid, Oklahoma 73701

Chief Executive Officer and Chairman of the Board of Directors of Continental Resources, Inc.; Chairman of the Board of Directors of each of Holdings GP and Hiland GP.

(v)	Joseph L. Griffin 205 West Maple, Suite 1100 Enid, Oklahoma 73702

Chief Executive Officer, President and Director of each of Holdings GP and Hiland GP.

(vi)	Matthew S. Harrison 205 West Maple, Suite 1100 Enid, Oklahoma 73702

Chief Financial Officer, Vice President-Finance, Secretary and Director of each of Holdings GP and Hiland GP.

(d)	None of the persons or entities identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the persons or entities identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Each of the natural persons identified in this Item 2 is a United States citizen.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the board of directors of, and each person controlling, the entities that are Reporting Persons, as applicable, required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated herein by reference. With the exception of Messrs. Hamm, Griffin and Harrison who are identified herein as Reporting Persons, such persons listed on Schedule 1 are collectively referred to herein as the “Listed Persons”. To the knowledge of the entities that are Reporting Persons, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
This Item 3 shall be deemed to amend and supplement Item 3 of the Holdings Schedule 13D:
     In connection with the Transaction described in Item 4 of this Schedule 13D (which Item 4 is incorporated herein by reference), the Proposing Persons estimate that it will require a combination of approximately $37.6 million in funds by the Proposing Persons and the continued holding of 2,325,778 Common Units that are currently beneficially owned by the Proposing Persons to consummate the Transaction and pay related fees and expenses. The funds will be provided in the form of new equity investments from the personal funds of Mr. Hamm and the other assets of the Trusts. Mr. Hamm and HH GP Holding shall also seek to cause Holdings to continue to hold its 2,321,471 Common Units in the acquisition. And Messrs. Griffin and Harrison shall continue to hold their 1,807 Common Units and 2,500 Common Units, respectively, in the acquisition. Based on the proposed purchase price of $9.50 per Common Unit, the Proposing Persons estimate the aggregate value of the continued holding of Common Units by the Proposing Persons to be approximately $22.1 million.
Item 4. Purpose of Transaction.
This Item 4 shall be deemed to amend and supplement Item 4 of the Holdings Schedule 13D:
     On January 15, 2009, Mr. Hamm delivered to the Board the letter attached as Exhibit 99.3, which letter is incorporated into this Item 4 by reference. The summary set forth below of such letter is qualified in its entirety by reference thereto. In the letter, Mr. Hamm set forth a proposal by which the Proposing Persons would acquire all of the outstanding Common Units of the Issuer that are not owned by Mr. Hamm’s affiliates, Mr. Griffin or Mr. Harrison at a cash purchase price of $9.50 per Common Unit (the “Transaction”). The Proposing Persons contemplate that the Transaction would be effected through a merger of the Issuer with a new acquisition vehicle to be formed by Mr. Hamm and the Trusts. Except as otherwise provided herein, with respect to the Transaction or any matters related thereto, the Proposing Persons’ intent is to be holders and/or purchasers, as the case may be, of Common Units that the Proposing Persons do not already own and not sellers of Common Units the Proposing Persons own.
     Mr. Hamm concurrently delivered a letter to the board of directors of Holdings GP, the general partner of Holdings, proposing to acquire all of the outstanding common units of Holdings that Mr. Hamm, Mr. Hamm’s affiliates and Mr. Mackie do not already own at a cash purchase price of $3.20 per common unit (the “Holdings Transaction”).
     No debt financing will be required to consummate either the Transaction or the Holdings Transaction, and neither closing will be conditioned on obtaining financing. Execution of a definitive merger agreement for the Transaction will be conditioned on the execution of a definitive merger agreement for the Holdings Transaction, and closing of the Transaction will likewise be conditioned on the closing of the Holdings Transaction, as well as customary conditions for transactions of this type. The Proposing Persons also expect that both transactions will be subject to the approval of a majority of the public unitholders of each partnership.
     The foregoing is a summary of the Proposing Persons’ current proposal with respect to the Transaction and should not be construed as an offer to purchase any Common Units.
     A proxy statement will be distributed to holders of Common Units of the Issuer (the “Unitholders”), if and when mutually satisfactory definitive documentation is entered into by the appropriate parties. Unitholders should read the Issuer’s proxy statement and other relevant documents regarding the Transaction filed with the SEC when they become available because they will contain important information relevant to the decision to approve the proposed merger. Unitholders will be able to receive these documents (when they become available), as well as other documents filed by the Proposing Persons or their respective affiliates with respect to the Transaction, free of charge at the SEC’s web site, www.sec.gov.
     The Proposing Persons expect to file the information required by Rule 13e-3 under the Securities Exchange Act of 1934, as amended, which is applicable to certain “going private” transactions, with the SEC at the time the Transaction is commenced and to provide the required information to Unitholders at that time. If the Transaction is successfully completed, the Issuer would become an indirect wholly owned subsidiary of the Reporting Persons and their respective affiliates.
     The board of directors of each of Holdings GP, the general partner of Holdings, and Hiland GP, the general partner of the Issuer, has announced that it anticipates that their respective conflicts committees will consider the proposals. In reviewing the proposals, each conflicts committee is expected to retain its own financial advisers and legal counsel to assist in its work. The status of Holdings and Holdings GP as Reporting Persons in this Schedule 13D should not be interpreted as an indication of its views of either the Transaction or the Holdings Transaction.
     The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions. The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing.
     Except as described herein, the Reporting Persons have not formulated any plans, proposals or otherwise that relate to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
This Item 5 shall be deemed to amend and restate Item 5 of the Holdings Schedule 13D in its entirety:
(a)-(b)	(i)	Holdings directly beneficially owns 2,321,471 Common Units, or 37.0% of the Common Units outstanding. Pursuant to Holdings’ partnership agreement, a merger of the Issuer requires the consent of Holdings’ general partner. Accordingly, Holdings has shared voting and dispositive power with respect to all such Common Units with Holdings GP, its general partner, HH GP Holding, Holdings GP’s sole member, and Mr. Hamm, HH GP Holding’s sole member.
(ii)	Holdings GP indirectly beneficially owns 2,321,471 Common Units, or 37.0% of the Common Units outstanding. Holdings GP has shared voting and dispositive power with respect to all such Common Units with Holdings, the direct beneficial owner of the Common Units, HH GP Holding, Holdings GP’s sole member, and Mr. Hamm, HH GP Holding’s sole member.

(iii)	HH GP Holding indirectly beneficially owns 2,321,471 Common Units, or 37.0% of the Common Units outstanding. HH GP Holding has shared voting and dispositive power with respect to all such Common Units with Holdings, the direct beneficial owner of the Common Units, Holdings GP, Holdings’ general partner, and Mr. Hamm, HH GP Holding’s sole member.

(iv)	Mr. Hamm indirectly beneficially owns 2,321,471 Common Units, or 37.0% of the Common Units outstanding. Mr. Hamm has shared voting and dispositive power with respect to all of such Common Units with Holdings, the direct beneficial owner of the Common Units, Holdings GP, its general partner, and HH GP Holding, Holdings GP’s sole member.

(v)	Mr. Griffin directly beneficially owns 1,807 Common Units, or less than 0.1% of the Common Units outstanding. Mr. Griffin has sole voting and dispositive power with respect to all of such Common Units.

(vi)	Mr. Harrison directly beneficially owns 2,500 Common Units, or less than 0.1% of the Common Units outstanding. Mr. Harrison’s beneficial ownership is through 2,500 phantom units that are scheduled to vest on February 4, 2009, which upon vesting, Mr. Harrison is entitled to settle into an equal number of Common Units, or in the discretion of the compensation committee of the board of directors of Hiland GP, into cash equivalent to the value of an equal number of Common Units. Absent such action by the compensation committee, the vested phantom units will be settled in Common Units. If settled in Common Units, at Mr. Harrison’s election, the Issuer may net the Common Units to be received to pay taxes. Mr. Harrison has sole voting and dispositive power with respect to all of such Common Units.

(vii)	Please see the information in Item 2 and Schedule 1 for the aggregate number and percentage of common units beneficially owned by the Listed Persons.
(c)	None.

(d)	Except for the cash distributions as described in the Holdings partnership agreement, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
This Item 6 shall be deemed to amend and supplement Item 6 of the Holdings Schedule 13D:
     The Transaction contemplates the merger of the Issuer with a new acquisition vehicle to be formed by Mr. Hamm and the Trusts. Such merger would require the exercise of voting and dispositive power with respect to the Common Units of the Issuer held of record by Holdings.

     The information set forth in response to this Item 6 is qualified in its entirety by reference to the letter proposing the Transaction attached as Exhibit 99.2, each of which is incorporated herein by reference.
     Messrs. Griffin and Harrison have agreed to participate in the Transaction with the other Proposing Persons by continuing to hold their Common Units in the acquisition.
Item 7. Material to Be Filed as Exhibits.
This Item 7 shall be deemed to amend and supplement Item 7 of the Holdings Schedule 13D:

Exhibit 99.1	Joint Filing Agreement, dated January 15, 2009.

Exhibit 99.2	Letter from Harold Hamm to Board of Directors of Hiland Partners GP, LLC, dated January 15, 2009.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 15, 2009	HILAND HOLDINGS GP, LP By: Hiland Partners GP Holdings, LLC, its general partner
	By:	/s/ Harold Hamm
		Name:	Matthew S. Harrison
		Title:	Chief Financial Officer, Vice President- Finance and Secretary

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 15, 2009	HILAND PARTNERS GP HOLDINGS, LLC
	By:	/s/ Harold Hamm
		Name:	Matthew S. Harrison
		Title:	Chief Financial Officer, Vice President- Finance and Secretary

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 15, 2009	HH GP HOLDING, LLC
	By:	/s/ Harold Hamm
		Name:	Harold Hamm
		Title:	Sole Member

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 15, 2009	/s/ Harold Hamm
Harold Hamm

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 15, 2009	/s/ Joseph L. Griffin
Joseph L. Griffin

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 15, 2009	/s/ Matthew S. Harrison
Matthew S. Harrison

SCHEDULE 1
General Partner of Hiland Holdings GP, LP

	Principal Business /		Principal	Amount of Common
	Principal Office		Occupation /	Units Beneficially
Name	Address	State of Organization	Employment	Owned	Percent of Class

Hiland Partners GP Holdings, LLC	205 West Maple Suite 1100 Enid, Oklahoma 73701	Delaware	General Partner of Holdings GP	2,321,471	37.0%
Board of Directors and Executive Officers of Hiland Partners GP Holdings, LLC

	Principal Business /		Principal
	Principal Office		Occupation /	Amount of Common Units
Name	Address	Position	Employment	Beneficially Owned	Percent of Class

Harold Hamm	205 West Maple Suite 1100 Enid, Oklahoma 73701	Chairman of the Board of Directors	Chief Executive Officer and Chairman of the Board of Directors of Continental Resources, Inc.; Chairman of the Board of Directors of each of Holdings GP and Hiland GP	2,321,471	37.0%

Joseph L. Griffin	205 West Maple Suite 1100 Enid, Oklahoma 73701	Chief Executive Officer, President and Director	Chief Executive Officer, President and Director of each of Holdings GP and Hiland GP	1,807	Less than 0.1%

	Principal Business /		Principal
	Principal Office		Occupation /	Amount of Common Units
Name	Address	Position	Employment	Beneficially Owned	Percent of Class

Matthew S. Harrison	205 West Maple Suite 1100 Enid, Oklahoma 73701	Chief Financial Officer, Vice President-Finance Secretary and Director	Chief Financial Officer, Vice President-Finance, Secretary and Director of each of Holdings GP and Hiland GP	2,500	Less than 0.1%

Robert Shain	205 West Maple Suite 1100 Enid, Oklahoma 73701	Vice President-Chief Commercial Officer	Vice President-Chief Commercial Officer of each of Holdings GP and Hiland GP	13,000	0.2%

Kent C. Christopherson	205 West Maple Suite 1100 Enid, Oklahoma 73701	Vice President-Chief Operations Officer	Vice President-Chief Operations Officer of each of Holdings GP and Hiland GP	0	0%

Michael L. Greenwood	205 West Maple Suite 1100 Enid, Oklahoma 73701	Director	Managing director of Carnegie Capital LLC	13,291	0.2%

Edward D. Doherty	205 West Maple Suite 1100 Enid, Oklahoma 73701	Director	CEO of ANZ Terminals Pty. Ltd.	5,000	0.1%

Rayford T. Reid	205 West Maple Suite 1100 Enid, Oklahoma 73701	Director	President of Kentucky Downs Partners, LLC	11,818	0.2%

Shelby E. Odell	205 West Maple Suite 1100 Enid, Oklahoma 73701	Director	Director of Hiland Partners GP Holdings, LLC	15,000	0.2%

Dr. Cheryl L. Evans	205 West Maple Suite 1100 Enid, Oklahoma 73701	Director	Dean of Northwestern Oklahoma State University, Enid Campus	0	0%

Dr. Bobby B. Lyle	205 West Maple Suite 1100 Enid, Oklahoma 73701	Director	Chairman, President and CEO of Lyco Holdings Incorporated	0	0%

Sole Member of HH GP Holding, LLC

	Principal Business /		Principal	Amount of Common
	Principal Office		Occupation /	Units Beneficially
Name	Address	Position	Employment	Owned	Percent of Class

Harold Hamm	302 North Independence Enid, Oklahoma 73701	Sole Member, President and Sole Director	Chief Executive Officer and Chairman of the Board of Directors of Continental Resources, Inc.; Chairman of the Board of Directors of each of Holdings GP and Hiland GP	2,321,471	37.0%

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated January 15, 2009.

Exhibit 99.2	Letter from Harold Hamm to Board of Directors of Hiland Partners GP, LLC, dated January 15, 2009.